Glamis Gold Ltd.

Form of Proxy — Extraordinary General Meeting to be held on February 9, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 10:00 am, Pacific Time, on February 7, 2005

Appointment of Proxyholder

The undersigned hereby appoints A. Dan Rovig, Chairman of the Board of Directors of the Company, or failing him, C. Kevin McArthur, President and Chief Executive Officer of the Company	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Extraordinary General Meeting of Glamis Gold Ltd. to be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia on February 9, 2005 at 10:00 am and at any adjournment thereof.

Resolutions   Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

For Against
1
To increase the Common Share Capital of the Company by ordinary resolution to remove the limitation on the number of common shares without par value the Company is authorized to issue, to amend the Notice of Articles as described in the Information Circular and to authorize any director or officer of the Company to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine necessary or advisable in connection with such alteration, the execution of any such document or the doing of any such other act or thing by a director or officer being conclusive evidence of such determination.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date